UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Fiscal Semiannual Period ended June 30, 2021

Fundrise West Coast Opportunistic REIT, LLC

(Exact name of issuer as specified in its charter)

Delaware	35-2546939
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC (Address of principal executive offices)	20036 (Zip Code)

(202) 584-0550
Registrant’s telephone number, including area code

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto contained in this Semiannual Report on Form 1-SA (“Semiannual Report”). The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the Statements Regarding Forward-Looking Information contained in our latest offering circular (our “Offering Circular”) qualified by the Securities and Exchange Commission (“SEC”), which may be accessed here. Unless otherwise indicated, the latest results discussed below are as of June 30, 2021. The consolidated financial statements included in this filing as of June 30, 2021 and for the six months ended June 30, 2021 and 2020 are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make interim consolidated statements of operations not misleading.

Business

Fundrise West Coast Opportunistic REIT, LLC is a Delaware limited liability company formed on November 19, 2015 to originate, invest in and manage a diversified portfolio primarily consisting of investments in multifamily rental properties and development projects located in the Los Angeles, CA, San Francisco, CA, San Diego, CA, Seattle, WA, and Portland, OR metropolitan statistical areas (“MSAs”). We use substantially all of the net proceeds raised from our initial and subsequent offerings (the “Offering(s)”) to invest in such properties, and may also invest in commercial real estate debt securities and other select real estate-related assets, where the underlying assets primarily consist of such properties. Operations commenced on October 25, 2016. The Company has one reportable segment consisting of investments in real estate. The use of the terms “Fundrise West Coast Opportunistic REIT”, the “Company”, “we”, “us” or “our” in this Semiannual Report refer to Fundrise West Coast Opportunistic REIT, LLC unless the context indicates otherwise.

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2016, the Company operates in a manner intended to qualify for treatment as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended.

We are externally managed by Fundrise Advisors, LLC, (our “Manager”), which is an investment adviser registered with the SEC, and a wholly-owned subsidiary of Rise Companies Corp. (our “Sponsor”), the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates the online investment platform located at www.fundrise.com (the “Fundrise Platform”), which allows investors to hold interests in real estate opportunities that may have been historically difficult to access for some investors. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides asset management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our Offering Circular, which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”). In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Offering Results

As of June 30, 2021, we were offering up to $50.0 million in our common shares in the rolling twelve month period under Regulation A (the “Offering”). The SEC adopted an amendment to increase the maximum offering amount under Tier 2 of Regulation A from $50.0 million to $75.0 million. This amendment became effective March 15, 2021, and the Company may utilize this increased offering amount in the future. The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. As of June 30, 2021 and December 31, 2020, we had raised total gross offering proceeds of approximately $122.2 million and $118.0 million, respectively, from settled subscriptions (including the $100,000 received in the private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 12,216,000 and 11,799,000, respectively, of our common shares. Assuming the settlement for all subscriptions received as of June 30, 2021, approximately $6.1 million of our previously qualified common shares remained available for sale to the public (based on our current share price) under our Offering.

As of September 14, 2021, the Manager closed the Offering. The Company may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A, or offer its common shares pursuant to Regulation D, as determined by the Manager. Refer to “Recent Developments” for further information.

Until December 31, 2017, the per share purchase price for our common shares was $10.00, an amount that was arbitrarily determined by our Manager. Thereafter, the per share purchase price has been and will continue to be adjusted every fiscal quarter and, as of January 1st, April 1st, July 1st and October 1st of each year (or as soon as commercially reasonable and announced by us thereafter), will equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value (“NAV”), divided by the number of our common shares outstanding as of the end of the prior fiscal quarter (“NAV per share”).

Below is the NAV per share, as determined in accordance with our valuation policy. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
December 31, 2017	$9.81	Form 1-U
March 31, 2018	$9.84	Form 1-U
June 30, 2018	$9.91	Form 1-U
September 30, 2018	$9.97	Form 1-U
December 31, 2018	$10.00	Form 1-U
March 31, 2019	$10.00	Form 1-U
June 30, 2019	$10.00	Form 1-U
October 1, 2019	$9.97	Form 1-U
December 31, 2019	$10.00	Form 1-U
March 31, 2020	$10.00	Form 1-U
June 30, 2020	$10.00	Form 1-U
September 30, 2020	$10.00	Form 1-U
December 31, 2020	$10.00	Form 1-U
March 31, 2021	$9.99	Form 1-U
June 30, 2021	$10.14	Form 1-U

Distributions

To qualify as a REIT, and to maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates. However, there may also be times when our Manager elects to reduce our rate of distributions in order to preserve or build up a higher level of liquidity at the Company level. For example, in response to the global outbreak of a new strain of coronavirus (“COVID-19”), the Manager determined to delay or reduce distributions from March 31, 2020 through June 30, 2020 in order to preserve liquidity at the Company level. The Manager does not expect any such trend to continue long-term, as, among other things, as a REIT, we are required to distribute at least 90% of our REIT taxable income annually.

On January 12, 2017 we paid out our first distribution to shareholders for the distribution period of November 1, 2016 through November 30, 2016. In addition, our Manager has declared daily distributions for shareholders of record as of the close of business on each day for the periods as shown in the table below:

Distribution Period	Daily Distribution Amount/Common Share		Date of Declaration	Payment Date (1)	Annualized Yield (2)		Link
11/01/2016 - 11/30/2016	0.0006849315		10/26/2016	01/12/2017	2.50%		Form 1-U
12/01/2016 - 12/31/2016	0.0010958904		11/30/2016	01/12/2017	4.00%		Form 1-U
01/01/2017 - 03/31/2017	0.0021917808		12/31/2016	04/12/2017	8.00%		Form 1-U
04/01/2017 - 06/30/2017	0.0021917808		03/21/2017	07/11/2017	8.00%		Form 1-U
07/01/2017 - 09/30/2017	0.0021917808		06/26/2017	10/09/2017	8.00%		Form 1-U
10/01/2017 - 12/31/2017	0.0021917808		09/28/2017	01/09/2018	8.00%		Form 1-U
01/01/2018 - 01/31/2018	0.0016438360		12/22/2017	04/11/2018	6.00%		Form 1-U
02/01/2018 - 02/28/2018	0.0016438356		01/26/2018	04/11/2018	6.00%		Form 1-U
03/01/2018 - 03/31/2018	0.0021917808		02/27/2018	04/11/2018	8.00%		Form 1-U
04/01/2018 - 04/30/2018	0.0019178082		03/28/2018	07/09/2018	7.00%		Form 1-U
05/01/2018 - 05/31/2018	0.0019178082		04/30/2018	07/09/2018	7.00%		Form 1-U
06/01/2018 - 06/30/2018	0.0019863014		05/29/2018	07/09/2018	7.25%		Form 1-U
07/01/2018 - 07/31/2018	0.0020547945		06/28/2018	10/08/2018	7.50%		Form 1-U
08/01/2018 - 08/31/2018	0.0021917808		07/27/2018	10/08/2018	8.00%		Form 1-U
09/01/2018 - 09/30/2018	0.0021917808		08/24/2018	10/08/2018	8.00%		Form 1-U
10/01/2018 - 10/31/2018	0.0020547945		09/26/2018	01/07/2019	7.50%		Form 1-U
11/01/2018 - 11/30/2018	0.0019178082		10/29/2018	01/07/2019	7.00%		Form 1-U
12/01/2018 - 12/31/2018	0.0019178082		11/29/2018	01/07/2019	7.00%		Form 1-U
01/01/2019 - 01/31/2019	0.0020547945		12/27/2018	04/10/2019	7.50%		Form 1-U
02/01/2019 - 02/28/2019	0.0021917808		01/30/2019	04/10/2019	8.00%		Form 1-U
03/01/2019 - 03/31/2019	0.0020547945		02/28/2019	04/10/2019	7.50%		Form 1-U
04/01/2019 - 04/30/2019	0.0019178082		03/28/2019	07/11/2019	7.00%		Form 1-U
05/01/2019 - 05/31/2019	0.0020547945		04/30/2019	07/11/2019	7.50%		Form 1-U
06/01/2019 - 06/30/2019	0.0020547945		05/30/2019	07/11/2019	7.50%		Form 1-U
07/01/2019 - 07/31/2019	0.0020547945		06/28/2019	10/09/2019	7.50%		Form 1-U
08/01/2019 - 08/31/2019	0.0020547945		07/30/2019	10/09/2019	7.50%		Form 1-U
09/01/2019 - 10/01/2019	0.0021232877		08/29/2019	10/09/2019	7.75%		Form 1-U
10/02/2019 - 10/31/2019	0.0017808219		10/01/2019	01/13/2020	6.50%		Form 1-U
11/01/2019 - 11/30/2019	0.0020547945		10/31/2019	01/13/2020	7.50%		Form 1-U
12/01/2019 - 12/31/2019	0.0015753425		11/26/2019	01/13/2020	5.75%		Form 1-U
12/31/2019	0.0118941116		12/26/2019	01/13/2020	(5)		Form 1-U
01/01/2020 - 01/31/2020	0.0013698630		12/23/2019	04/09/2020	5.00%		Form 1-U
02/01/2020 - 02/29/2020	0.0012328767		01/29/2020	04/09/2020	4.50%		Form 1-U
03/01/2020 - 03/31/2020	0.0014383562		02/26/2020	04/09/2020	5.25%		Form 1-U
04/01/2020 - 04/30/2020	0.0010958904		03/30/2020	07/09/2020	4.00%		Form 1-U
05/01/2020 - 05/31/2020	0.0010958904		04/29/2020	07/09/2020	4.00%		Form 1-U
06/01/2020 - 06/30/2020	0.0010958904		05/27/2020	07/09/2020	4.00%		Form 1-U
07/01/2020 - 07/31/2020	0.0010958904		06/29/2020	10/08/2020	4.00%		Form 1-U
08/01/2020 - 08/31/2020	0.0010958904		07/30/2020	10/08/2020	4.00%		Form 1-U
09/01/2020 - 10/01/2020	0.0011643836		08/28/2020	10/08/2020	4.25%		Form 1-U
10/02/2020 - 10/31/2020	0.0011643836		10/01/2020	01/12/2021	4.25%		Form 1-U
11/01/2020 - 11/30/2020	0.0011643836		10/29/2020	01/12/2021	4.25%		Form 1-U
12/01/2020 - 12/31/2020	0.0013698630		11/25/2020	01/12/2021	5.00%		Form 1-U
01/01/2021 - 01/31/2021	0.0010958904		12/29/2020	04/13/2021	4.00%		Form 1-U
02/01/2021 - 02/28/2021	0.0010958904		01/28/2021	04/13/2021	4.00%		Form 1-U
03/01/2021 - 03/31/2021	0.0008219178		02/25/2021	04/13/2021	3.00%		Form 1-U
04/01/2021 - 04/30/2021	0.0008904110		03/30/2021	07/13/2021	3.25%		Form 1-U
05/01/2021 - 05/31/2021	0.0008219178		04/29/2021	07/13/2021	3.00%		Form 1-U
06/01/2021 - 06/30/2021	0.0004109589		05/28/2021	07/13/2021	1.50%		Form 1-U
07/01/2021 - 07/31/2021	0.0013013699		06/29/2021	10/21/2021	4.75%		Form 1-U
08/01/2021 - 08/31/2021	0.0013698630		07/28/2021	10/21/2021	5.00%		Form 1-U
09/01/2021 - 10/01/2021	0.0012328767		08/27/2021	10/21/2021	4.50%		Form 1-U
Weighted Average	0.0016867260	(3)			6.16	%(4)

(1)	Dates presented are the dates on which the distributions were, or are, scheduled to be distributed; actual distribution dates may vary.

(2)	Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.00 per share purchase price. While the Manager is under no obligation to do so, each annualized basis return assumes that the Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that the Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.

(3)	Weighted average daily distribution amount per common share is calculated as the average of the daily declared distribution amounts from November 1, 2016 through October 1, 2021.

(4)	Weighted average annualized yield is calculated as the annualized yield of the average daily distribution amount for the periods presented, using a $10.00 per share purchase price.

(5)	On December 26, 2019, the Manager of the Company declared a distribution of $0.0118941116 per share (the “Additional December 31, 2019 Distribution Amount”) for shareholders of record as of the close of business on December 31, 2019. The distribution was payable to shareholders of record as of the close of business on December 31, 2019 and the distribution was paid on January 13, 2020. As the Additional December 31, 2019 Distribution Amount did not have daily declared distribution amounts over a period of time, its individual annualized yield is not presented; however, the Additional December 31, 2019 Distribution Amount is included in the calculation for the weighted average annualized yield.

Any distributions that we make directly impacts our NAV by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of a shareholder’s investment, the shareholder’s distributions plus the change in NAV per share (either positive or negative) will produce the shareholder’s total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a shareholder’s adjusted tax basis in the shareholder’s shares, and to the extent that it exceeds the shareholder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

Redemption Plan

Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity for their investment in our shares. The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a shareholder could obtain liquidity as described in detail in our Offering Circular. Our Manager may in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

Effective as of March 31, 2020, our Manager determined to (i) suspend the processing and payment of redemptions under our redemption plan until further notice, and (ii) delay the consideration and processing of all outstanding redemption requests until further notice. We resumed the processing and payment of redemptions under our redemption plan as of June 30, 2020.

As of June 30, 2021, approximately 2,324,000 common shares had been submitted for redemption since operations commenced, and 100% of such redemption requests have been honored.

Critical Accounting Policies

Our accounting policies have been established to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the consolidated financial statements.

We believe the following accounting estimates are the most critical to aid in fully understanding our reported financial results, and they require our most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

Real Estate Debt Investment Impairment

We recognize losses on both principal and interest of real estate debt investments if it is probable that we will be unable to collect all amounts due according to the contractual terms of the agreement. Indicators of impairment are based on current information and events including economic, industry, and geographical factors, as well as borrower creditworthiness. If indicators are present and an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate or the fair value of the real property collateralizing the impaired loan, less estimated costs to sell.

The fair value of the investment or the underlying collateral is determined using industry techniques, which include a discounted cash flow, comparable sales or other income approaches. These valuation techniques require assumptions regarding future occupancy, rental rates, capital requirements, capitalization rates and discount rates that could differ materially from actual results and involve a high degree of judgment. If the carrying value is in excess of the estimated fair value of the investment, we would recognize an impairment loss equivalent to the amount required to adjust the carrying value to its estimated fair value, calculated in accordance with current U.S. GAAP fair value provisions. Changes in the facts and circumstances that drive management’s assumptions may result in an impairment to the Company’s assets in a future period that could be material to the Company’s results of operations

Investments in Equity Method Investees Impairment

The Company evaluates its investments in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other-than-temporary, then the Company estimates the fair value of the investment using various valuation techniques including, but not limited to, discounted cash flow models, the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. Such assumptions involve a high degree of judgment and could be impacted by future economic and market conditions.

Impairment of Rental Real Estate Properties and Real Estate Held for Improvement

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. When determining if a property has indicators of impairment, we evaluate the property's occupancy and cash flows, our expected holding period for the property, strategic decisions regarding the property's future operations or development, and other market factors. Impairment exists if estimated future undiscounted cash flows associated with those assets are less than the assets' carrying value. Estimates of undiscounted cash flows are based on forward-looking assumptions, including annual and residual cash flows, terminal capitalization rates, and our estimated holding period for each asset. Such assumptions involve a high degree of judgment and could be affected by future economic and market conditions. When impairment exists, the long-lived asset is adjusted to its fair value. Impairment is calculated as the excess of carrying value over the fair value. Fair value is determined using industry techniques, which include a discounted cash flow, comparable sales or other income approaches. These valuation techniques require assumptions regarding future occupancy, rental rates, capital requirements, capitalization rate and discount rate that could differ materially from actual results and involve a high degree of judgment. Assets held for sale are recorded at the lower of cost or fair value less costs to sell.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (each an “ASU”) that may have an impact on our consolidated financial statements. See Recent Accounting Pronouncements in Note 2, Summary of Significant Accounting Policies in the consolidated financial statements for discussion of the relevant ASUs. We are currently evaluating the impact of the various ASUs on our consolidated financial statements and determining our plan for adoption.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Sources of Operating Revenues and Cash Flows

We primarily generate revenues from interest income on our real estate debt investments and rental income from our investments in rental real estate properties. We may seek to acquire investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies - Revenue Recognition, in our consolidated financial statements for further detail.

Results of Operations

On October 25, 2016, we commenced operations. For the six months ended June 30, 2021 and 2020, we had total net income of approximately $1.3 million and $2.2 million, respectively.

Revenue

Interest Revenue

For the six months ended June 30, 2021 and 2020, we earned interest revenue of approximately $1.9 million and $2.4 million, respectively, from our real estate debt investments. The decrease in interest revenue is primarily attributable to having fewer real estate debt investments earning interest revenue due to investment repayments and maturities during the six months ended June 30, 2021.

Rental Revenue

For the six months ended June 30, 2021 and 2020, we earned rental revenue of approximately $497,000 and $150,000, respectively, from the operations of rental real estate properties. The increase in rental revenue is primarily attributable to the acquisition of three additional investments in rental real estate properties in the second half of 2020; therefore, there was an increase in revenue earned from operating rental real estate properties for the six months ended June 30, 2021, compared to the prior period.

Other Revenue

For the six months ended June 30, 2021 and 2020, we earned other revenue of approximately $56,000 and $279,000, respectively. The decrease in other revenue is primarily attributable to less fees earned in connection with loan term extensions for our real estate debt investments.

Expenses

Asset Management and Other Fees – Related Party

For the six months ended June 30, 2021 and 2020, we incurred asset management fees of approximately $436,000 and $364,000 from our investments, respectively. The increase in the amount of asset management fees is primarily attributable to an increase in our NAV, as the asset management fee is calculated as a percentage of NAV each quarter. The increase in NAV is attributable to an increase in capital raised through our Offering.

General and Administrative Expenses

For the six months ended June 30, 2021 and 2020, we incurred general and administrative expenses of approximately $206,000 and $219,000, respectively, which includes audit and tax fees, legal fees, and other costs associated with operating our business.

Property Operating and Maintenance

For the six months ended June 30, 2021 and 2020, we incurred property operating and maintenance expenses of approximately $225,000 and $59,000, respectively. The increase in property operating and maintenance expenses is primarily attributable to operating three additional rental real estate properties in the current period compared to the prior period.

Depreciation and Amortization

For the six months ended June 30, 2021 and 2020, we incurred depreciation and amortization expenses of approximately $221,000 and $9,000, respectively. The increase in depreciation and amortization expenses is primarily attributable to operating three additional rental real estate properties in the current period compared to the prior period.

Other Income (Expenses)

Equity in Earnings (Losses)

For the six months ended June 30, 2021 and 2020, we had equity in earnings (losses) of approximately $46,000 and $28,000 from our equity method investments, respectively. The increase in equity in earnings is attributable to an increase in earnings from our investment in National Lending, LLC (“National Lending”), which was formed in July 2019. See Note 10, Related Party Arrangements for further information regarding National Lending.

Credit Losses

For the six months ended June 30, 2021 and 2020, we recognized credit losses of approximately $120,000 and $0, respectively. Credit losses during the six months ended June 30, 2021 relates to the impairment of the PB Colfax Villas Senior Loan. See Note 4, Real Estate Debt Investments for further information.

Our Investments

As of June 30, 2021, we had entered into the following investments. See “Recent Developments” for a description of investments we have made since June 30, 2021. Note that the use of the term “controlled subsidiary” is not intended to conform with U.S. GAAP definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Real Estate Debt Investments	Location	Type of Property	Date of Acquisition	Interest Rate (1)	Maturity Date (2)	Total Commitment (3)	LTV (4)	LTC (5)	Overview (Form 1-U)
Square One Parkman Senior Loan* (6)	Los Angeles, CA	Land	10/26/2016	10.0%	10/14/2017	$1,575,000	--	84.0%	Initial	Update
Square One Gramercy Senior Loan* (7)	Los Angeles, CA	Land	10/26/2016	10.0%	10/14/2017	$2,100,000	--	51.0%	Initial	N/A
Square One Mesa Senior Loan* (8)	San Pedro, CA	Land	10/26/2016	11.0%	10/14/2017	$1,300,000	--	64.0%	Initial	Update
Ark Douglas Senior Loan* (9)	Los Angeles, CA	Land	11/15/2016	9.0%	11/11/2017	$1,250,000	73.0%	74.0%	Initial	Update
Square One Larchmont Senior Loan* (10)	Los Angeles, CA	Land	02/14/2017	9.5%	02/14/2018	$2,805,000	52.0%	70.5%	Initial	Update 1 Update 2
Stradella Court Fletcher Senior Loan* (11)	Los Angeles, CA	Land	04/26/2017	9.2%	04/26/2018	$2,175,000	62.0%	45.0%	Initial	Update
Square One Homes Ave 56 Senior Loan* (12)	Los Angeles, CA	Land	05/10/2017	9.0%	05/10/2018	$3,125,000	61.0%	86.9%	Initial	Update
New Pointe Carlsbad Senior Loan* (13)	Carlsbad, CA	Land	05/11/2017	10.0%	11/11/2018	$3,050,000	63.0%	69.2%	Initial	Update
DB Builders Mar View 13 Senior Loan* (14)	Los Angeles, CA	Land	06/02/2017	9.0%	06/02/2018	$1,417,000	35.0%	43.0%	Initial	Update
Haven Frogtown Senior Loan* (15)	Los Angeles, CA	Land	07/03/2017	9.0%	07/03/2018	$2,950,000	44.0%	69.0%	Initial	N/A
DB Builders Sixth Avenue Senior Loan* (16)	Phoenix, AZ	Land	08/24/2017	10.0%	02/24/2018	$1,700,000	51.0%	--	Initial	Update
DB Mar View Senior Loan* (20)	Los Angeles, CA	Land	10/25/2017	9.5%	10/25/2019	$10,545,200	63.1%	82.0%	Initial	Update
Peterberg Colfax Villas Senior Loan* (17)	Los Angeles, CA	Land	12/04/2017	11.0%	11/27/2018	$2,650,000	74.0%	79.0%	Initial	N/A
Envision Delridge Five Senior Loan* (18)	Seattle, WA	Land	12/06/2017	12.0%	07/14/2018	$2,500,000	73.0%	87.0%	Initial	Update
LA Sunset II Senior Loan* (21)	Los Angeles, CA	Multifamily	02/27/2018	9.7%	08/23/2019	$3,800,000	74.1%	72.7%	Initial	Update
NextGen Homes Senior Loan* (24)	Los Angeles, CA	Land	03/05/2018	9.5%	03/05/2020	$2,700,000	57.8%	85.0%	Initial	Update
PB Colfax Villas Senior Loan* (23)	Los Angeles, CA	Land	04/06/2018	10.9%	04/06/2020	$8,120,000	77.0%	85.0%	Initial	N/A
SBD Investment 7 Senior Loan* (22)	Los Angeles, CA	Land	04/23/2018	9.5%	12/23/2019	$6,375,000	67.2%	77.1%	Initial	Update
Point Martin Senior Loan* (19) (25)	Daly City, CA	Land	05/30/2018	10.0%	05/30/2020	$15,900,000	43.9%	67.4%	Initial	Update 1 Update 2
636 Juanita Senior Loan* (26)	Los Angeles, CA	Land	10/10/2018	10.0%	10/10/2019	$2,000,000	71.4%	--	Initial	Update
SOG Senior Loan*	Los Angeles, CA	Land	04/12/2019	9.9%	10/12/2020	$3,000,000	72.3%	--	Initial	N/A

SBD 10 Senior Loan* (27)	San Pedro, CA	Land	06/04/2019	9.5%	06/04/2020	$3,500,000	85.7%		--	Initial	Update
Vermont NH Property Senior Loan*	Los Angeles, CA	Multifamily	12/02/2019	9.5%	12/02/2021	$6,400,000	80.0%		--	Initial	N/A
Canyon Mezzanine Loan*	Phoenix, AZ	Multifamily	11/12/2020	12.5%	09/24/2023	$11,195,000	--		79.0%	Initial	N/A
Magnolia Mezzanine Loan*	Phoenix, AZ	Multifamily	11/12/2020	12.5%	09/29/2023	$9,099,000	--		80.0%	Initial	N/A
PHB Senior Loan*	Escondido, CA	Land	06/30/2021	9.5%	06/30/2022	$33,500,000	71.	0%	--	Initial	N/A

* Acquisition was reviewed and approved by the Independent Representative prior to its consummation, with such determination that the transaction was fair and reasonable to us and at a price to us that is not materially greater than the cost of the asset to the affiliated seller.

(1)	Interest Rate refers to the projected annual interest rate on each debt investment. The interest rate presented does not distinguish between interest that is paid current and interest that accrues to the maturity date, nor does it include any increases in interest rate that may occur in the future.

(2)	Maturity Date refers to the initial maturity date of each debt investment, and does not take into account any extensions that may be available.

(3)	Total Commitment refers to the total commitment made by the Company to fund the debt investment, not all of which may have been funded on the acquisition date.

(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as determined by our Manager. LTVs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that such value will be achieved. For performance evaluation, we generally use LTV for properties that are generating cash flow.

(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. For performance evaluation, we generally use LTC for properties that are subject to construction. LTCs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that the anticipated completion cost will be achieved.

(6)	On April 24, 2018, the Square One Parkman Senior Loan was paid off and is no longer outstanding.

(7)	On May 2, 2017, the Square One Gramercy Senior Loan was paid off and is no longer outstanding.

(8)	On May 25, 2017, the Square One Mesa Senior Loan was paid off and is no longer outstanding.

(9)	On November 11, 2017, the Ark Douglas Senior Loan was paid off and is no longer outstanding.

(10)	On November 16, 2018, the Square One Larchmont Senior Loan was paid off and is no longer outstanding.

(11)	On September 18, 2018, the Stradella Court Fletcher Senior Loan was paid off and is no longer outstanding.

(12)	On December 11, 2017, the Square One Homes Ave 56 Senior Loan was paid off and is no longer outstanding.

(13)	On October 5, 2018, the New Pointe Carlsbad Senior Loan was paid off and is no longer outstanding.

(14)	On October 26, 2017, the DB Builders Mar View 13 Senior Loan was paid off and is no longer outstanding.

(15)	On March 16, 2018, the Haven Frogtown Senior Loan was paid off and is no longer outstanding.

(16)	On May 29, 2018, the DB Builders Sixth Avenue Senior Loan was paid off and is no longer outstanding.

(17)	On April 9, 2018, the Peterberg Colfax Villas Senior Loan was paid off and is no longer outstanding.

(18)	On September 14, 2018, the Envision Delridge Five Senior Loan was paid off and is no longer outstanding.

(19)	On September 23, 2019, the Point Martin Senior Loan executed a loan modification increasing the principal balance by $6,000,000, to $15,900,000.

(20)	On October 29, 2019, the DB Mar View Senior Loan was paid off and is no longer outstanding.

(21)	On December 30, 2019, the LA Sunset II Senior Loan was paid off and is no longer outstanding.
(22)	On January 28, 2020, the SBD Investment 7 Senior Loan was paid off and is no longer outstanding.

(23)	In April 2020 and September 2020, the borrower of the PB Colfax Villas Senior Loan was issued notices of maturity default for failing to repay the outstanding principal and contractual interest amounts owed. The loan is secured by the underlying real property. As of December 31, 2020, the loan was deemed impaired and classified as non-performing. On January 26, 2021, notice was sent that the Company will start the process of a trustee’s sale for the underlying property. Subsequently, the borrower filed for bankruptcy and the Company filed a lawsuit against the guarantors of the loan on April 2, 2021. See Note 4, Real Estate Debt Investments for further information.
(24)	On January 12, 2021, the NextGen Homes Senior Loan was paid off and is no longer outstanding.
(25)	On May 3, 2021, the Point Martin Senior Loan was paid off and is no longer outstanding.
(26)	On March 29, 2021, the 636 Juanita Senior Loan was paid off and is no longer outstanding.
(27)	On May 12, 2021, the SBD 10 Senior Loan was paid off and is no longer outstanding.

Real Property and Controlled Subsidiaries (Preferred Equity Investments)	Location	Type of Property	Date of Acquisition	Annual Return (1)	Redemption Date (2)	Total Commitment (3)	LTV (4)	LTC (5)	Overview (Form 1-U)
RSE Revolve Controlled Subsidiary (6)	Seattle, WA	Multifamily	01/04/2017	10.0%	11/30/2019	$1,300,000	77.4%	--	Initial	N/A
Raven Ridge Agoura Controlled Subsidiary (9)	Agoura Hills, CA	Multifamily	10/10/2017	21.5%	09/30/2017	$1,850,000	73.0%	--	Initial	N/A
RSE Evergreen Controlled Subsidiary (7)	Oregon City, OR	Multifamily	02/13/2018	15.5%	09/01/2020	$2,000,000	--	78.5%	Initial	Update
RSE Evergreen Controlled Subsidiary (8)	Richland, WA	Multifamily	02/16/2018	13.0%	03/01/2028	$1,745,000	93.0%	--	Initial	Update
RSE- The George Controlled Subsidiary	Anaheim, CA	Multifamily	12/21/2018	9.9%	01/01/2030	$11,500,000	--	70.0%	Initial	N/A

(1)	Annual Return refers to the projected annual preferred economic return that we are entitled to receive with priority payment over the other equity invested in the property. The annual return presented does not distinguish between returns that are paid current and those that accrue to the redemption date, nor does it include any increases in annual return that may occur in the future.

(2)	Redemption Date refers to the initial redemption date of each asset, and does not take into account any extensions that may be available.

(3)	Total Commitment refers to the total commitment made by the Company in acquiring the asset, not all of which may have been funded on the acquisition date.

(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as reasonably determined by our Manager. There can be no assurance that such value will be achieved. For performance evaluation, we generally use LTV for properties that are generating cash flow. LTVs presented are as of the date of acquisition by the Company, and have not been subsequently updated.

(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. For performance evaluation, we generally use LTC for properties that are under construction. There can be no assurance that the anticipated completion cost will be achieved. LTCs presented are as of the date of acquisition by the Company, and have not been subsequently updated

(6)	On September 14, 2017, the RSE Revolve Controlled Subsidiary investment was redeemed in full.

(7)	On November 16, 2018, the RSE Evergreen Controlled Subsidiary investment was redeemed in full.

(8)	On October 4, 2019, the RSE Evergreen Controlled Subsidiary investment was terminated.

(9)	In September 2019, we discovered that in the course of the sale of one of the Raven Ridge Agoura properties, the developer failed to repay our investment, triggering a default under the applicable governing agreement. We immediately took the steps necessary to pursue all rights and remedies available to us, including bringing legal action against the developer and guarantors, in order to protect our interest as an investor and recover the misappropriated funds. On November 22, 2019, the Raven Ridge Agoura Controlled Subsidiary investment principal was redeemed in full.

Real Property Controlled Subsidiaries (Joint Venture Equity Investments)	Location	Type of Property	Date of Acquisition	Purchase Price (1)	Overview (Form 1-U)
RSE Cooper Street Controlled Subsidiary (2)	Albuquerque, NM	Multifamily	02/15/2018	$8,707,334	Initial	Update 1 Update 2

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary.

(2)	On December 23, 2019 the RSE Cooper Street Controlled Subsidiary was transferred for a sales price of approximately $9,930,000.

As of June 30, 2021 the Company’s investments in companies that are accounted for under the equity method of accounting also included the contributions to National Lending in exchange for ownership interests. See Note 10, Related Party Arrangements for further information regarding National Lending.

Real Property Controlled Subsidiaries (Wholly-owned Properties)	Location	Type of Property	Approx. Square Footage at Acquisition	Date of Acquisition	Approx. Acquisition Cost	Projected Renovation Cost(1)	Overview (Form 1-U)
RSE C57 Controlled Subsidiary	Los Angeles, CA	Residential	32,000	06/11/2019	$4,382,000	$150,000	Initial
RSE W37 Controlled Subsidiary	Los Angeles, CA	Mixed Use	4,625	06/20/2019	$1,510,000	$630,000	Initial
RSE W362 Controlled Subsidiary	Los Angeles, CA	Mixed Use	6,900	07/22/2019	$3,105,000	$960,000	Initial
RSE W480 Controlled Subsidiary	Los Angeles, CA	Mixed Use	23,000	07/14/2020	$8,130,000	$5,430,000	Initial
RSE W440 Controlled Subsidiary	Los Angeles, CA	Mixed Use	4,000	09/10/2020	$3,520,000	$--	Initial
RSE W40 Controlled Subsidiary (2)	Los Angeles, CA	Mixed Use	6,000	12/15/2020	$3,800,000	$1,270,000	Initial

(1)	Projected renovation costs, exit prices, and hold periods presented are as of the date of acquisition by the Company, and have not been subsequently updated.

(2)	To defer the capital gain realized from the sale of RSE Cooper Street Controlled Subsidiary, we established the W40 Controlled Subsidiary as a Qualified Opportunity Fund (“QOF”). Pursuant to the agreements governing the W40 Investment, we have full authority for the management of the W40 Controlled Subsidiary, including the W40 Property. See Note 5, Investments in Rental Real Estate Properties and Real Estate Held for Improvement for further information the W40 Controlled Subsidiary and the QOF.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our Offering, cash flow from operations, net proceeds from asset repayments and sales, borrowings under credit facilities, other term borrowings and securitization financing transactions.

We obtain the capital required to primarily originate, invest in and manage a diversified portfolio of real estate investments and conduct our operations from the proceeds of our Offering and from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of June 30, 2021, we had deployed approximately $91.3 million in net capital for 14 investments and had approximately $5.2 million in cash and cash equivalents. The Company has a continuous funding commitment to maintain a total contribution amount of up to 5% of its assets under management to National Lending. In addition to our investments of approximately $91.2 million, we had future funding commitments up to an additional approximately $14.0 million related to our investments. As of June 30, 2021, we anticipate that cash on hand, future offerings and proceeds from related party notes will provide sufficient liquidity to meet future funding commitments and costs of operations. As of June 30, 2021, the Manager closed the Offering. If the Manager determines, the Company may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A, or offer its common shares pursuant to Regulation D.

As of September 24, 2021 and June 30, 2021, we do not have any outstanding unsecured, Company level debt.

We may employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During periods when we are growing our portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the initial portfolio) in order to quickly build a diversified portfolio of assets. We seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

Additionally, because certain of our investments include both current interest payments and interest revenue received in kind upon redemption of our investments, there may be differences between net income from operations and cash flow generated from our investments.

We face challenges in order to ensure liquidity and capital resources on a long-term basis. If we are unable to raise additional funds from the issuance of common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and we may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Outlook and Recent Trends

After enduring the worst peacetime economic downturn since the Great Depression in 2020, the global economy is experiencing a resounding rebound with the International Monetary Fund  (“IMF”) forecasting record-setting growth of 6% for 2021. Fueled by government stimulus, accommodative monetary policy, and accelerated vaccination programs, a generally ‘v-shaped’ recovery has taken hold in most sectors of the economy, including real estate where the Vanguard Real Estate Index that was down -4.72% for 2020, is now up over 30% through August 2021.

Within real estate, performance has diverged significantly between sectors, and we are encouraged by our focus on residential assets where we anticipate continued demand growth. Apartment REITs have outperformed the broader REIT sector year-to-date, returning 45% through August 31, 2021 (vs. 30% for all sectors). This follows modest underperformance in 2020 (apartment REITs returned -15% vs. -8% for all sectors). Meanwhile, after sharply negative performance in 2020 (Office -18%, Lodging -24%), these commercial sectors have continued to underperform the broader REIT sector in 2021 (Office +16%, Lodging +13%); Retail REITs have returned 39% year-to-date after posting the worst performance among REIT sectors in 2020 (-25%).

Multifamily properties have recently recorded unprecedented average national rent growth of over 6% year-over-year in June, with Jeff Adler, VP at Yardi Matrix, noting, “These are the largest year-over-year and monthly increases in the history of our data set.” Single-family rental units have featured even stronger year-over-year growth of 11%. Furthermore, the Company’s real estate portfolio is primarily invested in senior loans, structured residential investments, and preferred equity structured in a mezzanine position, typically with more than 10% to 20% capital at risk junior to our investment. Our belief is a portfolio of residential loans, fixed income residential property, and preferred equity investments is likely to be more stable than most other assets.

Despite the potential for setbacks from Delta and other new COVID-19 variants, the U.S. economy is expected to continue on its strong growth trajectory through the end of 2021 and into 2022. On July 27, 2021 the IMF indicated it is maintaining its global growth forecast of 6.0% for 2021 and increasing its 2022 growth forecast to 4.9%, explaining:

“The 2021 global forecast is unchanged from the April 2021 report, but with offsetting revisions. Prospects for emerging markets and developing economies have been marked down for 2021, especially for Emerging Asia. By contrast, the forecast for advanced economies is revised up. These revisions reflect pandemic developments and changes in policy support. The 0.5 percentage-point upgrade for 2022 derives largely from the forecast upgrade for advanced economies, particularly the United States, reflecting the anticipated legislation of additional fiscal support in the second half of 2021 and improved health metrics more broadly across the group.”

The economic tailwinds are likely to broadly drive rent growth, occupancy and asset pricing. On the other hand, economic vibrancy generally raises interest rates, construction costs, and will generally create a more competitive environment for the Company. The current interest rate environment dramatically eased as a result of the Federal Reserve materially lowering rates and broad based liquidity injections, but the Federal Reserve is closely monitoring their policy stance for reevaluating factors. Capital markets are vigilantly monitoring the Federal Reserve’s policy stance. Historically when markets recover, hard assets, such as real estate, see an increase in value as a result of economic expansion.

Off-Balance Sheet Arrangements

As of June 30, 2021 and December 31, 2020, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 10, Related Party Arrangements in our consolidated financial statements.

Recent Developments

Investments

The following table summarizes real estate investments made by the Company since June 30, 2021 (through September 24, 2021):

Real Estate Debt Investments	Location	Type of Property	Date of Acquisition	Interest Rate	Maturity Date	Total Commitment (1)	LTV	LTC (2)	Overview (Form 1-U)
Canyon Mezzanine Loan (3)	Phoenix, AZ	Multifamily	11/12/2020	12.5%	09/24/2023	$15,490,296	--	80.9%	Initial	Update
Magnolia Mezzanine Loan(4)	Phoenix, AZ	Multifamily	11/12/2020	12.5%	09/29/2023	$11,144,803	--	81.2%	Initial	Update

(1)	Total Commitment refers to the total commitment made by the Company in acquiring the asset, not all of which may have been funded on the acquisition date.
(2)

LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. For performance evaluation, we generally use LTC for properties that are subject to construction. LTCs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that the anticipated completion cost will be achieved.

(3)	On July 22, 2021, the Company executed an amendment to the Canyon Mezzanine Loan, increasing our total commitment to approximately $15.5 million. The remaining commitment amount will be funded in draws. The amendment did not materially alter any other terms of the original Mezzanine Loan Agreement. The revised LTC ratio of the Canyon Mezzanine Loan is 80.9%
(4)	On July 22, 2021, the Company executed an amendment to the Magnolia Mezzanine Loan, increasing our total commitment to approximately $11.1 million. The remaining commitment amount will be funded in draws. The amendment did not materially alter any other terms of the original Mezzanine Loan Agreement. The revised LTC ratio of the Magnolia Mezzanine Loan is 81.2%.

Other

Event	Date	Description
Share Purchase Price Update	07/01/2021	Beginning on July 1, 2021 the per share purchase price of our common shares was updated to $10.14 due to a quarterly change in NAV. More information can be found here.

July 2021 Contribution to National Lending	07/15/2021	On July 15, 2021, the Company made an additional contribution of approximately $16,000 to National Lending. Its total contributions have remained at approximately $5.0 million.

Declaration of August 2021 Distributions	07/28/2021	On July 28, 2021, our Manager declared a daily distribution of $0.0013698630 per share for shareholders of record as of the close of business on each day of the period commencing on August 1, 2021 and ending on August 31, 2021. More information can be found here.

Declaration of September 2021 Distributions	08/27/2021	On August 27, 2021, our Manager declared a daily distribution of $0.0012328767 per share for shareholders of record as of the close of business on each day of the period commencing on September 1, 2021 and ending on October 1, 2021. More information can be found here.

Termination of our Offering	09/14/2021	On September 14, 2021, our Manager announced that it had previously determined to close the Offering. More information can be found here.

Item 2.	Other Information

Departure of Certain Officers

Effective June 7, 2021, Benjamin Miller (i) resigned as the Interim Chief Financial Officer of the Manager and (ii) relinquished his roles as principal financial officer and principal accounting officer of the Company. Mr. Miller remains the Chief Executive Officer of the Manager and principal executive officer of the Company. Additionally, effective June 7, 2021, Alison Staloch (i) was appointed the Chief Financial Officer of the Manager and (ii) assumed the roles of principal financial officer and principal accounting officer of the Company. More information can be found here.

Item 3.	Financial Statements

INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF

Fundrise West Coast Opportunistic REIT, LLC

Fundrise West Coast Opportunistic REIT, LLC

Consolidated Balance Sheets

(Amounts in thousands, except share data)

	As of June 30, 2021 (unaudited)	As of December 31, 2020 (*)
ASSETS
Cash and cash equivalents	$5,221	$22,546
Interest receivable	153	466
Other assets, net	3,523	423
Real estate deposits	5,514	5,667
Real estate debt investments	61,224	47,544
Investments in equity method investees	5,134	4,529
Investments in rental real estate properties	19,938	20,029
Investments in real estate held for improvement	5,037	4,958
Total Assets	$105,744	$106,162

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$131	$153
Deferred interest revenue	3,227	-
Due to related party	316	502
Note payable – related party	-	211
Settling subscriptions	510	1,477
Distributions payable	1,043	1,405
Redemptions payable	2,293	2,598
Rental security deposits and other liabilities	80	60
Below-market leases, net	291	397
Total Liabilities	7,891	6,803

Commitments and Contingencies

Members’ Equity:
Common shares, net of redemptions; unlimited shares authorized; 12,216,411 and 11,798,979 shares issued and 9,892,797 and 10,018,236 shares outstanding as of June 30, 2021 and December 31, 2020, respectively	98,455	99,662
Retained earnings (Accumulated deficit)	(602)	(303)
Total Members’ Equity	97,853	99,359
Total Liabilities and Members’ Equity	$105,744	$106,162

* Derived from audited financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise West Coast Opportunistic REIT, LLC

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Six Months Ended June 30, 2021 (unaudited)	For the Six Months Ended June 30, 2020 (unaudited)
Revenue
Interest revenue	$1,932	$2,387
Rental revenue	497	150
Other revenue	56	279
Total revenue	2,485	2,816

Expenses
Asset management and other fees – related party	436	364
General and administrative expenses	206	219
Property operating and maintenance	225	59
Depreciation and amortization	221	9
Total expenses	1,088	651

Other income (expense)
Equity in earnings (losses)	46	28
Interest expense – related party	(1)	-
Credit losses	(120)	-
Total other income (expense)	(75)	28

Net income (loss)	$1,322	$2,193

Net income (loss) per basic and diluted common share	$0.13	$0.25
Weighted average number of common shares outstanding, basic and diluted	10,104,585	8,937,436

The accompanying notes are an integral part of these consolidated financial statements. In the opinion of management, all necessary adjustments have been included in order to make the interim consolidated financial statements not misleading.

Fundrise West Coast Opportunistic REIT, LLC

Consolidated Statements of Members’ Equity

(Amounts in thousands, except share data)

	Common Shares		Retained Earnings (Accumulated	Total Members’
	Shares	Amount	deficit)	Equity
December 31, 2020(*)	10,018,236	$99,662	$(303)	$99,359
Proceeds from issuance of common shares	417,432	4,174	-	4,174
Offering costs	-	(91)	-	(91)
Distributions declared on common shares	-	-	(1,621)	(1,621)
Redemptions of common shares	(542,871)	(5,290)	-	(5,290)
Net income (loss)	-	-	1,322	1,322
June 30, 2021 (unaudited)	9,892,797	$98,455	$(602)	$97,853

	Common Shares		Retained Earnings (Accumulated	Total Members’
	Shares	Amount	deficit)	Equity
December 31, 2019(*)	7,767,438	$77,229	$340	$77,569
Proceeds from issuance of common shares	1,592,141	15,921	-	15,921
Offering costs	-	(27)	-	(27)
Distributions declared on common shares	-	-	(1,965)	(1,965)
Redemptions of common shares	(521,902)	(5,072)	-	(5,072)
Net income (loss)	-	-	2,193	2,193
June 30, 2020 (unaudited)	8,837,677	$88,051	$568	$88,619

* Derived from audited financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise West Coast Opportunistic REIT, LLC

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Six Months Ended June 30, 2021 (unaudited)	For the Six Months Ended June 30, 2020 (unaudited)
OPERATING ACTIVITIES:
Net income (loss)	$1,322	$2,193
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	221	9
Amortization of below-market leases	(107)	(10)
Credit losses	120	-
Equity in (earnings) losses	(46)	(28)
Interest revenue received in kind	(192)	249
Changes in assets and liabilities:
Net (increase) decrease in interest receivable	313	9
Net (increase) decrease in other assets	62	14
Net increase (decrease) in accounts payable and accrued expenses	(48)	(9)
Net increase (decrease) in deferred interest revenue	-	(127)
Net increase (decrease) in due to related party	38	26
Net increase (decrease) in rental security deposits and other liabilities	(20)	(2)
Net cash provided by (used in) operating activities	1,663	2,324
INVESTING ACTIVITIES:
Investment in real estate debt investments	(38,603)	(250)
Repayment of real estate debt investments	24,995	4,513
Investment in equity method investees	(559)	(2,300)
Investment in rental real estate properties	-	(52)
Capital expenditures related to rental real estate properties	(12)	-
Improvements of real estate held for improvement	(69)	(76)
Issuance of real estate deposits	(2,049)	(2,225)
Release of real estate deposits	2,202	1,925
Net cash provided by (used in) investing activities	(14,095)	1,535
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	2,697	15,792
Repayment of note payable – related party	(211)	-
Redemptions paid	(5,595)	(1,206)
Proceeds from settling subscriptions	510	-
Distributions paid	(1,983)	(2,355)
Reimbursements (to) from related party	(307)	-
Offering costs paid	(4)	-
Net cash provided by (used in) financing activities	(4,893)	12,231

Net increase (decrease) in cash and cash equivalents	(17,325)	16,090
Cash and cash equivalents, beginning of period	22,546	17,440
Cash and cash equivalents, end of period	$5,221	$33,530

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:
Distributions reinvested in Fundrise West Coast Opportunistic REIT, LLC through programs offered by Fundrise Advisors, LLC	$-	$96
Deferred interest revenue included in other assets	$3,227	$-
Unearned revenue included in other assets	$40	$-
Improvements in rental real estate properties included in accounts payable and accrued expenses	$15	$-
Improvements to real estate held for improvement included in accounts payable and accrued expenses	$10	$25
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash interest paid – related party note	$1	$-

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise West Coast Opportunistic REIT, LLC

Notes to Consolidated Financial Statements (Unaudited)

1.	Formation and Organization

Fundrise West Coast Opportunistic REIT, LLC was formed on November 19, 2015, as a Delaware limited liability company and commenced operations on October 25, 2016. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise West Coast Opportunistic REIT, LLC except where the context otherwise requires.

The Company has one reportable segment consisting of investments in real estate. The Company was organized primarily to originate, invest in and manage a diversified portfolio of real estate loans and real estate, and may also invest in real estate-related debt securities and other real estate-related assets.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes. As of June 30, 2021 and December 31, 2020, we held substantially all of our assets directly and had one taxable REIT subsidiary (“TRS”), which was formed by the Company with an effective date of November 30, 2020 to facilitate a real estate investment acquisition during 2020. See Note 5, Investments in Rental Real Estate Properties and Real Estate Held for Improvement for further information on the real estate investment acquisition and formation of the TRS. In connection with that real estate investment acquisition, we also formed a subsidiary that is intended to qualify as an Opportunity Fund pursuant to Section 1400Z-2 of the Internal Revenue Code of 1986, as amended (the “Code”) and any subsequently issued guidance thereunder. As of June 30, 2021 and December 31, 2020, we elected to treat certain wholly-owned subsidiaries as qualified REIT subsidiaries (“QRSs”). See Note 2, Summary of Significant Accounting Policies for further information on the Opportunity Fund and QRSs.

The Company’s initial and subsequent offering of its common shares (the “Offering(s)”) is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. The SEC adopted an amendment to increase the maximum offering amount under Tier 2 of Regulation A from $50.0 million to $75.0 million. This amendment became effective March 15, 2021, and the Company may utilize this increased offering amount in the future. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares. Most recently, the Company qualified approximately $27.0 million of shares on August 10, 2020, which represents the value of shares available to be offered as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount of $50.0 million.

As of June 30, 2021 and December 31, 2020, after redemptions, the Company had net common shares outstanding of approximately 9,893,000 and 10,018,000, respectively, including common shares held by Rise Companies Corp. (the “Sponsor”), the owner of the Manager. As of June 30, 2021 and December 31, 2020, the Sponsor owned 600 common shares. In addition, as of June 30, 2021 and December 31, 2020, Fundrise, L.P., an affiliate of the Sponsor, had purchased an aggregate of 9,500 common shares at $10.00 per share in a private placement for an aggregate purchase price of $95,000. As of June 30, 2021 and December 31, 2020, the total amount of equity outstanding by the Company on a gross basis was approximately $99.6 million and $100.7 million, respectively, and the total amount of settling subscriptions was approximately $510,000 and $1.5 million, respectively. These amounts were offered at a $10.00 per share price.

The Manager has established various plans by which individual clients of the Manager may elect to have distributions received from real estate investment trusts managed by our Manager (“eREITs”), the Fundrise eFund, LLC, and the Fundrise Real Estate Interval Fund, LLC reinvested across such individual client's Fundrise portfolio according to such individual client's selected preferences ("Reinvestment Plans"). Shares purchased through such Reinvestment Plans are purchased at the effective price at the time of distribution issuance. For the six months ended June 30, 2021 and the year ended December 31, 2020, approximately $0 and $137,000, respectively, of distributions declared by the Company have been reinvested directly into the Company through such Reinvestment Plans.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting and the instructions to Form 1-SA and Rule 8-03(b) of Regulation S-X of the rules and regulations of the SEC. Accordingly, certain information and note disclosures normally included in the consolidated financial statements prepared under U.S. GAAP have been condensed or omitted.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2020 consolidated balance sheet and certain related disclosures are derived from the Company’s December 31, 2020 audited financial statements. These interim consolidated financial statements should be read in conjunction with the Company’s financial statements and notes thereto included in the Company’s annual report, which was filed with the SEC. The consolidated financial statements as of June 30, 2021 and for the six months ended June 30, 2021 and 2020, and certain related notes, are unaudited, have not been reviewed, and may not include year-end adjustments to make those consolidated financial statements comparable to audited results.

Certain amounts in the prior year’s consolidated financial statements have been reclassified to conform to current year presentation.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights. All intercompany balances and transactions have been eliminated in consolidation.

Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents may consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Deferred Interest Reserve

When a real estate debt investment is funded net of a deferred interest reserve, and is held by the Company, the Company accounts for the holdback funds by classifying them as an deferred interest revenue. As interest is incurred by the borrower, the Company recognizes interest income and reduces the deferred interest revenue until such time that the reserve is exhausted or the real estate debt investment redeems. Any remaining deferred interest revenue balance will be applied to the real estate debt investment balance upon redemption.

Earnings per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic earnings per share is computed by dividing income available to members by the weighted-average common shares outstanding during the period. Diluted net income (loss) per common share equals basic net income (loss) per common share as there were no potentially dilutive securities outstanding during the six months ended June 30, 2021 and 2020.

Organizational and Offering Costs

Organizational and offering costs of the Company were initially paid by the Manager on behalf of the Company. Organizational costs include all expenses incurred by the Company in connection with its formation. Offering costs represents costs incurred by the Company in the qualification of the Offering(s) and the marketing and distribution of common shares. Costs included in the marketing and distribution of common shares include, without limitation, expenses for printing, amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees, and accountants’ and attorneys’ fees. Pursuant to the Company’s amended and restated operating agreement (the “Operating Agreement”), the Company is obligated to reimburse the Manager, or its affiliates, as applicable, for organizational and offering costs paid by them on behalf of the Company. The Manager decided that the Company shall only reimburse the Manager for the organizational and offering costs subject to a minimum net asset value (“NAV”), as described below.

After the Company has reached a NAV greater than $10.00 per share (“Hurdle Rate”), the Company is obligated to start reimbursing the Manager, without interest, for organizational and offering costs incurred, both, before and after the date that the Hurdle Rate was reached. The total amount payable to the Manager will be based on the dollar amount that the NAV exceeds the Hurdle Rate, multiplied by the number of shares outstanding. Reimbursement payments will be made in monthly installments, but the aggregate monthly amount reimbursed shall not exceed 0.50% of the aggregate gross offering proceeds from the Offering. No reimbursement shall be made if the reimbursement would cause the NAV to be less than the Hurdle Rate. If the sum of the total unreimbursed amount of such organizational and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager has been reimbursed in full.

The Company recognizes a liability for organizational costs and offering costs payable to the Manager when it is probable and estimable that a liability has been incurred in accordance with FASB ASC 450, Contingencies. As a result, there will be no liability recognized until the Company reaches the Hurdle Rate. When the Company’s NAV exceeds the Hurdle Rate, it will recognize a liability with a corresponding reduction to equity for offering costs, and a liability and a corresponding expense to general and administrative expenses for organizational costs.

As of June 30, 2021 and December 31, 2020, the Manager had incurred cumulative organizational and offering costs of approximately $962,000 on behalf of the Company. The Hurdle Rate was met as of December 31, 2018, and approximately $962,000 of offering costs were reimbursed or were reimbursable to the Manager as of June 30, 2021 and December 31, 2020, respectively. During the six months ended June 30, 2021 and 2020, the Company reimbursed the Manager approximately $307,000 and $0, respectively, in offering costs. Approximately $83,000 and $307,000 remained payable to the Manager as of June 30, 2021 and December 31, 2020, respectively.

During the six months ended June 30, 2021 and the year ended December 31, 2020, the Company directly incurred offering costs of approximately $8,000 and $44,000, respectively. Of such amounts, approximately $4,000 and $0 were payable as of June 30, 2021 and December 31, 2020, respectively.

Settling Subscriptions

Settling subscriptions presented on the consolidated balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a voting interest entity and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee.

The Company evaluates its investment in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. To do so, the Company calculates the estimated fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the six months ended June 30, 2021 and 2020.

With regard to distributions from equity method investees, we utilize the cumulative earnings approach to determine whether distributions from equity method investments are returns on investment (cash inflow from operating activities) or returns of investment (cash inflow from investing activities). Using the cumulative earnings approach, the Company compares cumulative distributions received for each investment, less distributions received in prior periods that were determined to be returns of investment, with the Company’s cumulative equity in earnings. Generally, cumulative distributions received that do not exceed cumulative equity in earnings represent returns on investment and cumulative distributions received in excess of the cumulative equity in earnings represent returns of investment.

Real Estate Debt Investments

Our real estate debt investments are classified as held to maturity, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired. The Company’s real estate debt investments are subject to periodic analysis for potential loan impairment.

As of June 30, 2021 and December 31, 2020, one of our real estate debt investments, PB Colfax Villas Senior Loan, was deemed impaired and classified as non-performing. During the six months ended June 30, 2021 and the year ended December 31, 2020, approximately $120,000 and $651,000 of credit losses were recognized. See Note 4, Real Estate Debt Investments for further information.

A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. When an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate. As a practical expedient, the FASB issued ASC 310, Receivables, permits a creditor to measure an observable market price for the impaired debt related investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A real estate debt investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan.

We have certain investments that are legally structured as equity investments in subsidiaries with rights to receive preferred economic returns (referred to throughout these Notes as “preferred equity” investments). We report these investments as real estate debt investments when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

Investments in Rental Real Estate Properties and Real Estate Held for Improvement

Our investments in rental real estate properties and real estate held for improvement may include the acquisition of unimproved land, homes, townhomes or condominiums, office space, multifamily or industrial properties that are (i) held as rental properties or (ii) held for redevelopment or are in the process of being renovated.

In accordance with FASB ASC 805, Business Combinations, the Company first determines whether the acquisition of a property qualifies as a business combination, which requires that the assets acquired and liabilities assumed constitute a business. If the property acquired does not constitute a business, the Company accounts for the transaction as an asset acquisition. The guidance for business combinations states that when substantially all of the fair value of the gross assets to be acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the asset or set of assets is not a business. All property acquisitions to date have been accounted for as asset acquisitions.

Upon acquisition of a property, the Company assesses the fair value of acquired tangible and intangible assets (including land, buildings, site improvements, above- and below-market leases, acquired in-place leases, other identified intangible assets and assumed liabilities) and allocates the purchase price (including capitalized transaction costs) to the acquired assets and assumed liabilities. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant. During this process, we also evaluate each investment for purposes of determining whether a property can be immediately rented (presented on the consolidated balance sheets as “Investments in rental real estate properties, net”) or will need improvements or redevelopment (classified as “Investments in real estate held for improvement”).

The amortization of in-place leases is recorded to depreciation and amortization expense on the Company’s consolidated statements of operations. The amortization of above- or below-market leases is recorded as an adjustment to rental revenue on the Company’s consolidated statements of operations. We consider qualitative and quantitative factors in evaluating the likelihood of a tenant exercising a below-market renewal option and include such renewal options in the calculation of in-place lease value when we consider these to be bargain renewal options. If the value of below-market lease intangibles includes renewal option periods, we include such renewal periods in the amortization period utilized. If a tenant vacates its space prior to contractual termination of its lease, the unamortized balance of any in-place lease value is written off. In-place lease assets haven been reflected within other assets in our consolidated balance sheets.

For rental real estate properties, significant improvements are capitalized. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures above a pre-determined threshold that improve or extend the life of a property and for certain furniture and fixtures additions.

For real estate held for improvement, we capitalize the costs of improvement as a component of our investment in each property. These include renovation costs and other capitalized costs associated with activities that are directly related to preparing our properties for their intended use. Other costs may include interest, property taxes, property insurance, and utilities. The capitalization period associated with our improvement activities begins at such time that development activities commence and concludes at the time that a property is available to be rented or sold.

At the completion of the improvement plan, a property is classified as either a rental property or available for sale. Once a property is ready for its intended use, expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures that improve or extend the life of a property and for certain furniture and fixtures additions.

Costs capitalized in connection with rental real estate property acquisitions and improvement activities are depreciated over their estimated useful lives on a straight-line basis. The depreciation period commences upon the cessation of improvement related activities. For those costs capitalized in connection with rental real estate properties acquisitions and improvement activities and those capitalized on an ongoing basis, the useful lives range of the assets are as follows:

Description	Depreciable Life
Building and building improvements	20 – 30 years
Site improvements	5 – 15 years
Furniture and fixtures	5 – 10 years
Lease intangibles	Over lease term

We evaluate our real estate properties for impairment when there is an event or change in circumstances that indicates an impaired value. If the carrying amount of the real estate investment is no longer recoverable and exceeds the fair value of such investment, an impairment loss is recognized. The impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. If the Company determines that an impairment has occurred, the affected assets are reduced to their fair value. During the six months ended June 30, 2021 and 2020, no such impairment occurred.

Real Estate Deposits

During the closing on an investment in rental real estate property or real estate held for improvement, we may place a cash deposit on the property being acquired or fund amounts into escrow. These deposits are placed before the closing process of the property is complete. If subsequent to placing the deposit, we acquire the property (the deed is transferred to us), the deposit placed will be credited to the purchase price. If subsequent to placing the deposit, we do not acquire the property (deed is not transferred to us), the deposit will be returned to us. The Company may pay a deposit for a property that is ultimately acquired by a related party fund. Upon acquisition of the property, the related party fund would reimburse the Company for the full amount of the deposit.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a member could obtain liquidity as described in detail in our Offering Circular.

Pursuant to the Company’s redemption plan, a member may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 shares or $50,000 worth of shares per each redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by the Company. Redemptions are also subject to declining discounts on the redemption price over the course of the time the member has held the shares being redeemed.

In light of the SEC’s current guidance on redemption plans, we generally intend to limit redemptions in any calendar quarter to shares whose aggregate value (based on the repurchase price per share in effect as of the first day of the last month of such calendar quarter) is 1.25% of the NAV of all of our outstanding shares as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we make a number of commercial real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the amount of common shares available for redemption in any given quarter, as these commercial real estate assets are paid off or sold, but we do not intend to redeem more than 5.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed members, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on our website to disclose such amendment. Our Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT. Therefore, a member may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

Due to the uncertainty caused by the new strain of coronavirus (COVID-19), our Manager had previously determined to suspend the processing and payment of redemptions under our redemption plan effective March 31, 2020. Effective as of June 30, 2020, our Manager resumed the processing and payment of redemptions under our redemption plan.

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2016, the Company operates in a manner intended to qualify for treatment as a REIT under the Code. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with U.S. GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying distributions to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

We had made no provision for U.S. federal income tax purposes prior to our acquisition of our TRS. As a result of this acquisition during the year ended December 31, 2020, we now record income tax expense or benefit with respect to our entity that is taxed as TRSs under provisions similar to those applicable to regular corporations and not under the REIT provisions. There was limited TRS activity for the six months ended June 30, 2021. Accordingly, for the six months ended June 30, 2021 and 2020, no income tax expense was recorded. No gross deferred tax assets or liabilities have been recorded as of June 30, 2021 and December 31, 2020.

As of June 30, 2021 and December 31, 2020, we elected to treat certain wholly-owned subsidiaries as QRSs. The QRSs are corporations that are wholly-owned by the Company and are disregarded for both federal and state income tax purposes. A corporation that is a QRS shall not be treated as a separate corporation, and all assets, liabilities, and items of income, deduction, and credit of a QRS shall be treated as assets, liabilities and such items (as the case may be) of the REIT.

During the year ended December 31, 2020, we formed a Qualified Opportunity Fund (“QOF”). We intend to operate in conformity with the requirements to be classified a QOF pursuant to Section 1400Z-2 of the Code and any subsequently issued guidance thereunder. Consistent with that intent, we intend to file a certification with our initial U.S. federal income tax return for the taxable period ending December 31, 2020 certifying our status as a QOF. As a QOF, we are subject to certain operational requirements. If the we fail to meet these requirements, penalties may be imposed and incurred. Failure to maintain status as a QOF could cause the Company to not qualify for the tax benefits offered under the Code, such as the deferment of taxes on the gain, a step up in basis for capital gains invested into the QOF, or the ability to recognize tax-exempt capital gain on the investment in the QOF when held for more than ten years. We have operated in a manner intended to qualify for treatment as a QOF under the Code, commencing with the taxable period ending December 31, 2020.

The QOF has made investments in our Operating Partnership, which is intended to operate as a Qualified Opportunity Zone Business. As a Qualified Opportunity Zone Business, the Operating Partnership is subject to certain operational requirements, as defined in the Code and the Treasury Regulations thereunder. If these requirements are not met, the Operating Partnership may not be a qualifying investment for the QOF pursuant to Section 1400Z-2 of the Code.

As of June 30, 2021, the tax period for the taxable year ending December 31, 2018 and all tax periods following remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Rental revenue is recognized on a straight-line basis over the term of the lease. We will periodically review the collectability of our tenant receivables and record an allowance for doubtful accounts for any estimated probable losses. Rental revenue is recorded net of bad debt expense in the consolidated financial statements.

Interest revenue is recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. Interest revenue is recognized on real estate debt investments classified as held to maturity securities.

Recent Accounting Pronouncements

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848), which eases the potential burden in accounting for reference rate reform on financial reporting. The guidance provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. ASU 2020-04 is effective for all entities as of March 12, 2020 through December 31, 2022. The Company has not adopted any of the optional expedients or exceptions as of June 30, 2021. We will continue evaluating the impact of the adoption of this standard on our consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. In June 2020, the FASB voted to delay the fiscal year effective date of this standard by one year, and the interim period effective date by one year. The standard will now be effective for annual reporting periods beginning after December 15, 2021, and for interim periods within fiscal years beginning after December 15, 2022. We are currently assessing the impact of this update on the presentation of our consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 was originally effective for annual reporting periods, and interim periods within those years beginning after December 15, 2020. In November 2019, the FASB voted to delay the effective date of this standard by two years. The standard is now effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2022, with early adoption permitted. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

Due to the business disruptions and challenges severely affecting the global economy caused by the COVID-19 pandemic, many lessors may provide rent deferrals and other lease concessions to lessees. While the lease modification guidance in ASC 840, Leases, addresses routine changes to lease terms resulting from negotiations between the lessee and the lessor, this guidance did not contemplate an exceptionally high volume of concessions being so rapidly executed to address the sudden liquidity constraints of certain lessees caused by the COVID-19 pandemic. In April 2020, the FASB issued a question and answer document that allows lessors to elect not to evaluate whether lease-related relief provided to mitigate the economic effects of COVID-19 is a lease modification under ASC 840. This election would allow lessors to bypass a lease-by-lease analysis, and instead choose to either apply the lease modification accounting framework or not, with such election applied consistently to leases with similar characteristics and similar circumstances. Lessors making this election would continue to recognize property rental revenue on a straight-line basis. Rent abatements would be recognized as reductions to property rental revenue during the period for which they relate. Rent deferrals would not impact the recognition of property rental revenue, but would result in an increase to tenant receivables during the deferral period.

We did not grant any lease-related relief as a result of COVID-19 during the six months ended June 30, 2021. In the future, we may be in discussions with tenants to grant concessions and additional lease-related relief, such as the deferral of lease payments, for a period of time . We have elected to account for possible COVID-19 related concessions provided to our tenants as a deferred payment in which we will continue to recognize revenue on the existing straight-line basis over the remaining applicable lease term. Any changes in payment will be recognized through rent receivables, which is recorded in “Other Assets” in our consolidated balance sheets. Any identified uncollectible amounts related to the deferred payments will be recognized as an adjustment to rental revenue.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

3.	Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Six Months Ended June 30, 2021	For the Year Ended December 31, 2020
Beginning balance	$4,529	$2,175
New investments in equity method investees	559	2,300
Equity in earnings (losses) of equity method investees	46	54
Ending balance	$5,134	$4,529

As of June 30, 2021 and December 31, 2020, the Company’s investments in companies that are accounted for under the equity method of accounting consist of the following:

(1)	Acquired in 2019, the contributions to National Lending, LLC (“National Lending”), in exchange for ownership interests. See Note 10, Related Party Arrangements, for further information regarding National Lending.

As of and for the six months ended June 30, 2021, the condensed financial position and results of operations of the Company’s equity method investments are summarized below (amounts in thousands):

National Lending, LLC
Condensed balance sheet information:	As of June 30, 2021
Real estate assets, net	$-
Other assets	62,995
Total assets	$62,995

Mortgage notes payable	$-
Other liabilities	3
Equity	62,992
Total liabilities and equity	$62,995
Company’s equity investment	$5,134

National Lending, LLC
Condensed income statement information:	For the Six Months Ended June 30, 2021
Total revenue	$588
Total expenses	21
Net income (loss)	$567
Company’s equity in earnings (losses) of investee	$46

As of December 31, 2020 and for the six months ending June 30, 2020, the condensed financial position and results of operations of the Company’s equity method investments are summarized below (amounts in thousands):

National Lending, LLC
Condensed balance sheet information:	As of December 31, 2020
Real estate assets, net	$-
Other assets	52,950
Total assets	$52,950

Mortgage notes payable	$-
Other liabilities	-
Equity	52,950
Total liabilities and equity	$52,950
Company’s equity investment	$4,529

Condensed income statement information:	National Lending, LLC For the Six Months Ended June 30, 2020
Total revenue	$311
Total expenses	14
Net income (loss)	$297
Company's equity in earnings (losses) of investee	$28

4.	Real Estate Debt Investments

As of June 30, 2021 and December 31, 2020, one of our real estate debt investments is considered impaired, and credit losses related to contractual principal of approximately $120,000 and $20,000, respectively, have been recorded in these consolidated financial statements. The following table describes our debt investment activity (amounts in thousands):

Real Estate Debt Investments:	For the Six Months Ended June 30, 2021	For the Year Ended December 31, 2020
Beginning balance	$47,544	$50,470
Investments(1)	38,603	1,710
Interest revenue received in kind	192	56
Principal repayments(2)	(24,995)	(4,672)
Principal impairment(3)	(120)	(20)
Ending balance	$61,224	$47,544

(1)	Investments as of June 30, 2021 include one new senior debt instrument added during the six months ended June 30, 2021. Investments as of December 31, 2020 include two new mezzanine debt instruments added during the year ended December 31, 2020.

(2)	Principal repayments for the six months ended June 30, 2021 include full repayment from four senior debt instruments and partial repayment from one preferred equity investment. Principal repayments for the year ended December 31, 2020 include full repayment from one senior debt instrument and partial repayment from one preferred equity investment.

(3)	Principal impairment for the six months ended June 30, 2021 and the year ended December 31, 2020 includes an approximate $120,000 and $20,000, adjustment to the PB Colfax Villas Senior Loan to write the investment down to its fair value, respectively. See below for further details.

As of June 30, 2021 and December 31, 2020, there were no discount or origination costs or fees that were includable in the carrying value of our real estate debt investments.

Interest revenue received in kind represents accruable interest receivable from related real estate debt investments upon maturity. Interest revenue received in kind is presented grouped with Real estate debt investments in these consolidated financial statements.

On April 7, 2020, one of our real estate debt investments, the PB Colfax Villas Senior Loan, was issued a notice of maturity default for failing to repay outstanding principal and contractual interest of approximately $3.7 million prior to its maturity date. A secondary notice of maturity default was issued on September 30, 2020 as principal and contractual interest remained outstanding. The real estate debt investment is secured by the underlying property. On January 26, 2021, notice was sent that the Company will start the process of a trustee’s sale, in which the Company places the property for sale to the general public in an auction. During the trustee sale, the Lender is required to place a bid on the underlying property collateralizing the unpaid Loan. The investment’s bid price would equal its fair value. See Note 9, Fair Value of Financial Instruments, for further information on fair value determination. Subsequent to the trustee sale process being commenced, the borrower filed for bankruptcy. On April 2, 2021, the Company filed a lawsuit against the guarantors of the loan. As of September 24, 2021, the lawsuit is still ongoing. As such, during the six months ended June 30, 2021 and the year ended December 31, 2020, the Company impaired the asset, classified the loan as non-accrual, and marked the investment down to its fair value less costs to sell. Accordingly, the Company wrote off all of the accrued interest earned for the year ended December 31, 2020. During the six months ended June 30, 2021 and the year ended December 31, 2020, in connection with the impairment, credit losses of approximately $120,000 and $651,000, were recognized, respectively. Of this amount, approximately $120,000 and $20,000, respectively, related to contractual principal and approximately $0 and $631,000 related to contractual accrued interest, respectively.

The following table presents the Company’s investments in real estate debt investments, as of June 30, 2021 (dollar amounts in thousands):

Asset Type	Number	Principal Amount or cost(1)	Future Funding Commitments	Carrying Value
Senior Debt	4	$46,362	$-	$45,591
Mezzanine Debt	2	6,561	13,980	6,561
Preferred Equity	1	9,072	-	9,072
Balance as of June 30, 2021	7	$61,995	$13,980	$61,224

(1)	For debt and preferred equity investments, this includes the stated amount of funds disbursed to date, interest that was contractually converted to principal, and interest revenue received in kind.

The following table presents the Company’s investments in real estate debt investments, as of December 31, 2020 (dollar amounts in thousands):

Asset Type	Number	Principal Amount or cost(1)	Future Funding Commitments	Carrying Value
Senior Debt	7	$36,900	$5	$36,249
Mezzanine Debt	2	1,223	19,084	1,223
Preferred Equity	1	10,072	-	10,072
Balance as of December 31, 2020	10	$48,195	$19,089	$47,544

(1)	For debt and preferred equity investments, this includes the stated amount of funds disbursed to date, interest that was contractually converted to principal, and interest revenue received in kind.

The following table presents certain information about the Company’s investments in real estate debt investments, as of June 30, 2021, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Senior Debt	4	$45,591	$-	$-	$-
Mezzanine Debt	2	-	6,561	-	-
Preferred Equity	1	-	-	9,072	-
Balance as of June 30, 2021	7	$45,591	$6,561	$9,072	$-

The following table presents certain information about the Company’s investments in real estate debt investments, as of December 31, 2020, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Senior Debt	7	$36,249	$-	$-	$-
Mezzanine Debt	2	-	1,223	-	-
Preferred Equity	1	-	-	10,072	-
Balance as of December 31, 2020	10	$36,249	$1,223	$10,072	$-

Credit Quality Monitoring

The Company’s real estate debt investments that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have preferred interests in real estate similar to the interests just described. The Company evaluates its real estate debt investments and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of June 30, 2021 and December 31, 2020, one investment is considered to be non-performing. As such, the Company evaluated the instrument for impairment and provisions for credit losses of approximately $120,000 and $651,000 were recognized in the accompanying consolidated financial statements, respectively.

5.	Investments in Rental Real Estate Properties and Real Estate Held for Improvement

As of June 30, 2021 and December 31, 2020, we had four rental real estate properties, respectively.

The following table presents the Company’s investments in rental real estate properties (amounts in thousands):

	As of June 30, 2021	As of December 31, 2020 (1)
Land	$13,722	$13,722
Building and building improvements	6,358	6,358
Site improvements	40	40
Furniture, fixtures, and equipment	1	1
Post-acquisition capitalized improvements	39	12
Total gross investment in rental real estate properties	$20,160	$20,133
Less: Accumulated depreciation	(222)	(104)
Total investment in rental real estate properties, net	$19,938	$20,029

(1)	During the year ended December 31, 2020, one real estate investment with a cost basis of approximately $440,000 was determined to need improvements or redevelopment and was reclassified from “Investments in rental real estate properties, net” to “Investments in real estate held for improvement” on the consolidated balance sheets.

As of June 30, 2021 and December 31, 2020, the carrying amount of the rental real estate properties above included cumulative capitalized transaction costs of approximately $318,000, which includes cumulative acquisition fees paid to the Sponsor of approximately $196,000.

For the six months ended June 30, 2021 and 2020, the Company recognized approximately $118,000 and $9,000, respectively, of depreciation expense on rental real estate properties.

On December 15, 2020, the Company acquired ownership of a "wholly-owned subsidiary", W40 (the "W40 Subsidiary"), which in turn acquired one building (the "W40 Property") for approximately $3,800,000.

The W40 Subsidiary is managed by us. To defer the capital gain realized from the sale of our interest in a previously held investment in equity method investee, we established the W40 Controlled Subsidiary as a QOF. Capital gains invested into a QOF within 180 days (extended to December 31, 2020 for certain qualifying gains per IRS Notice 2020-39) of realization are eligible for gain deferral and basis step up. In addition, a permanent exclusion from taxable income of capital gains from the sale or exchange of an investment in a QOF is available if the QOF investment is held for at least 10 years. We therefore intend to realize tax benefits on the gain from the RSE-CSE, LLC interest, as well as the appreciation of the W40 Investment, though appreciation of the W40 Property and the projected holding period cannot be guaranteed. See Note 2, Summary of Significant Accounting Policies – Income Taxes for further information on the QOF.

Pursuant to the agreements governing the W40 Investment, we have full authority for the management of the W40 Subsidiary, including the W40 Property.

As of June 30, 2021 and December 31, 2020, we had two real estate properties held for improvement.

The following table presents the Company’s investments in real estate held for improvement (amounts in thousands):

	As of June 30, 2021	As of December 31, 2020 (1)
Land	$2,112	$2,112
Building and building improvements	2,495	2,495
Work in progress	430	351
Total investment in real estate held for improvement	$5,037	$4,958

(1)	During the year ended December 31, 2020, one real estate investment was determined to need improvements or redevelopment and was reclassified from “Investments in rental real estate properties, net” to “Investments in real estate held for improvement” on the consolidated balance sheets.

As of June 30, 2021 and December 31, 2020, real estate held for improvement included capitalized transaction costs of approximately $51,000, which includes cumulative acquisition fees paid to the Sponsor of approximately $45,000.

6.	Below-Market Leases

The Company recognizes acquired in-place “below-market” leases as rental revenue over the original term of the respective leases. The impact of the acquired below-market leases increased revenue by approximately $107,000 and $10,000 for the six months ended June 30, 2021 and 2020. The following table summarizes the scheduled amortization of the Company’s acquired below-market lease intangibles for each of the five succeeding years (amounts in thousands):

Below-Market Lease Amortization
Remainder of 2021	$107
2022	55
2023	23
2024	20
2025	20
Thereafter	66
Below- market lease intangibles	$291

7.	Other Assets

The balance in other assets is as follows (amounts in thousands):

	As of June 30, 2021	As of December 31, 2020
In-place lease asset, net of amortization	$139	$243
Accounts receivable, net	3,343	54
Prepaid expenses	41	118
Pre-acquisition expense	-	8
Total other assets	$3,523	$423

For the six months ended June 30, 2021 and 2020, the Company recognized approximately $104,000 and $0, respectively, of amortization expense on in-place lease assets.

The increase in accounts receivable, net as of June 30, 2021 is primarily attributable to an interest and servicing fee reserve due from one of our real estate debt investments.

As of June 30, 2021 and December 31, 2020, accounts receivable were recorded net of an allowance for credit losses of approximately $1,000.

8.	Distributions

Distributions are calculated based on members of record each day during the distribution period.

The table below outlines the Company’s total distributions declared to members, the Sponsor and its affiliates, for the six months ended June 30, 2021 and the year ended December 31, 2020 (all tabular amounts are in thousands except per share data):

	Members
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/Reinvested as of June 30, 2021	Payment Date
February 1, 2021 through February 28, 2021	0.0010958904	$318		01/28/2021	$318	04/13/2021
March 1, 2021 through March 31, 2021	0.0008219178	260		02/25/2021	260	04/13/2021
April 1, 2021 through April 30, 2021	0.0008904110	264		03/30/2021	-	07/13/2021
May 1, 2021 through May 31, 2021	0.0008219178	252		04/29/2021	-	07/13/2021
June 1, 2021 through June 30, 2021	0.0004109589	120		05/28/2021	-	07/13/2021
July 1, 2021 through July 31, 2021	0.0013013699	407	(2)	06/29/2021	-	10/21/2021
Total		$1,621			$578

	Members
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/Reinvested as of December 31, 2020	Payment Date
February 1, 2020 through February 29, 2020	0.0012328797	$311		01/29/2020	$311	04/09/2020
March 1, 2020 through March 31, 2020	0.0014383562	407		02/26/2020	407	04/09/2020
April 1, 2020 through April 30, 2020	0.0010958904	305		03/30/2020	305	07/09/2020
May 1, 2020 through May 31, 2020	0.0010958904	315		04/29/2020	315	07/09/2020
June 1, 2020 through June 30, 2020	0.0010958904	305		05/27/2020	305	07/09/2020
July 1, 2020 through July 31, 2020	0.0010958904	304		06/29/2020	305	10/08/2020
August 1, 2020 through August 31, 2020	0.0010958904	304		07/30/2020	304	10/08/2020
September 1, 2020 through October 1, 2020	0.0011643836	313		08/28/2020	313	10/08/2020
October 2, 2020 through October 31, 2020	0.0011643836	318		10/01/2020	-	01/12/2021
November 1, 2020 through November 30, 2020	0.0011643836	322		10/31/2020	-	01/12/2021
December 1, 2020 through December 31, 2020	0.0013698630	418		11/25/2020	-	01/12/2021
January 1, 2021 through January 31, 2021	0.0010958904	347	(3)	12/29/2020	-	04/13/2021
Total		$3,969	(1)		$2,564

(1)	Total distributions declared to related parties are included in total distributions declared to all members. For the six months ended June 30, 2021 and the year ended December 31, 2020, total distributions declared to related parties were approximately $2,000 and $4,000, respectively.

(2)	The liability for the July 2021 distribution was estimated based on the daily distribution per-share amount multiplied by the number of members as of the date of the preparation of the June 30, 2021 financial statements, and is scheduled to be paid within three weeks after the end of September 30, 2021.

(3)	The liability for the January 2021 distribution was estimated based on the daily distribution per-share amount multiplied by the number of members as of the date of the preparation of the December 31, 2020 financial statements. This amount was subsequently determined to be approximately $347,000.

9.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of June 30, 2021 and December 31, 2020, the Company’s significant financial instruments consist of cash and cash equivalents, interest receivable, and real estate debt investments (inclusive of interest revenue received in kind). With the exception of real estate debt investments, the carrying amount of the Company’s financial instruments approximates their fair values due to their short-term nature.

As of June 30, 2021 and December 31, 2020, the aggregate carrying value of our real estate debt investments, inclusive of interest revenue received in kind, was approximately $61.2 and $47.5 million, respectively, and the aggregate fair value approximated the carrying value. The aggregate fair value of our real estate debt investments including interest revenue received in kind is based on unobservable Level 3 inputs which management has determined to be its best estimate of current fair values. The methods utilized generally included a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate, loan to value ratios, and expected repayment and prepayment dates. Where inputs are not observable, we review the appropriateness of the proposed valuation methodology to ensure it is consistent with how a market participant would arrive at the unobservable input. The valuation methodologies utilized in the absence of observable inputs may include extrapolation techniques and the use of comparable observable inputs. The discount rate utilized was approximately 10%.

Any changes to the valuation methodology will be reviewed by management to ensure the changes are appropriate. The methods used may produce a fair value calculation that is not indicative of net realizable value or reflective of future fair values. Furthermore, while we anticipate that our valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value could result in a different estimate of fair value at the reporting date.

10.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s Offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager is reimbursed for organizational and offering expenses incurred in conjunction with the Offering upon meeting the Hurdle Rate. See Note 2, Summary of Significant Accounting Policies – Organizational and Offering Costs for amount of organizational and offering costs incurred and payable for the six months ended June 30, 2021 and 2020.

The Company will reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. For the six months ended June 30, 2021 and 2020, the Manager incurred approximately $14,000 and $11,000 of costs on our behalf, respectively. As of June 30, 2021 and December 31, 2020, approximately $2,000 and $3,000 were due and payable, respectively.

The Company will pay the Manager a quarterly asset management fee of one-fourth of 0.85% based on our NAV at the end of each prior quarter. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%. In addition, the Manager may in its sole discretion waive its asset management fee, in whole or in part. The Manager will forfeit any portion of the asset management fee that is waived.

During the six months ended June 30, 2021 and 2020, we incurred asset management fees of approximately $436,000 and $364,000, respectively. As of June 30, 2021 and December 31, 2020, approximately $218,000 and $188,000, respectively of asset management fees remained payable to the Manager.

Additionally, the Company is required to pay the Manager for servicing any non-performing asset. The Company is required to reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of June 30, 2021 and December 31, 2020, the Manager has designated one asset as non-performing but no special servicing fees have been incurred or paid to the Manager.

The Company will also reimburse the Manager for actual expenses incurred on our behalf in connection with the liquidation of any of our equity investments in real estate. For the six months ended June 30, 2021 and 2020, no disposition fees have been incurred. Accordingly, as of June 30, 2021 and December 31, 2020, no disposition fees were payable to the Manager.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor, Rise Companies Corp., or its affiliates may close and fund a loan or other investment prior to it being acquired by us. Fundrise Lending, LLC allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the six months ended June 30, 2021 and 2020, the Company purchased one and zero investments, respectively, that were owned by Fundrise Lending, LLC.

For situations where our Sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During the six months ended June 30, 2021 and 2020, fees of approximately $3,000 and $5,000, respectively, were paid to the Independent Representative as compensation for those services and included as general and administrative expense in the consolidated statements of operations.

Fundrise, L.P., Member

Fundrise, L.P. is a member of the Company and held 9,500 shares as of June 30, 2021 and December 31, 2020. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

Rise Companies Corp, Member and Sponsor

Rise Companies Corp. is a member of the Company and held 600 common shares as of June 30, 2021 and December 31, 2020.

For the six months ended June 30, 2021 and 2020, the Sponsor incurred approximately $40,000 and $18,000, respectively, of operational costs on our behalf. As of June 30, 2021 and December 31, 2020, approximately $13,000 and $4,000 of such costs were due and payable, respectively.

The following table presents the Company’s acquisition fees related to investments in rental real estate properties paid to the Sponsor (amounts in thousands):

	For the Six Months Ended June 30, 2021	For the Year Ended December 31, 2020
Acquisition fees incurred and paid to the Sponsor	$-	$153
Total	$-	$153

Investment in National Lending, LLC

In July 2019, our Manager formed a self-sustaining lending entity, National Lending, which is financed by each of the eREITs affiliated with our Sponsor. National Lending is managed by an independent manager (the “Independent Manager”) through a management agreement at a market rate. Each eREIT contributes an amount to National Lending in exchange for ownership interests, originally not to exceed 3% of its assets under management to National Lending. On March 23, 2020, the Company entered into an Amended and Restated Operating Agreement with National Lending which increased the contribution for partnership interest from 3% to approximately 5% of a partner’s assets under management. Accordingly, the Company has a continuous funding commitment to maintain a total contribution amount of up to 5% of its assets under management to National Lending. As of June 30, 2021 and December 31, 2020, the Company has contributed approximately $5.0 million and $4.5 million for a 8.1% and a 9.5% ownership in National Lending, respectively.

National Lending may provide short-term bridge financing through promissory notes to any of the eREITs who have contributed to it in order to maintain greater liquidity and better finance such eREIT’s individual real estate investment strategies. The promissory notes bear a market rate of interest and are generally repaid via the capital raised by each of the borrowing eREITs’ Offerings. All transactions between National Lending and the borrowing eREIT are reviewed by the Independent Manager. As of June 30, 2021 and December 31, 2020, we have not entered into any promissory notes with National Lending.

National Commercial Real Estate Trust Promissory Note

On November 23, 2020, the Company entered into a $210,000 promissory note with National Commercial Real Estate Trust (“NCRET”), a wholly-owned statutory trust of Rise Companies Corp. The duration of the note was three months and the interest rate was 3%. The transaction between NCRET and the Company was reviewed by an Independent Representative.

On February 23, 2021, the Company fully repaid the promissory note with NCRET in the amount of approximately $212,000, including approximately $2,000 of accrued interest. Therefore, for the six months ended June 30, 2021, the Company incurred interest expense of approximately $1,000, of which $0 was outstanding as of June 30, 2021. For the six months ended June 30, 2020, the Company did not enter into any promissory notes with NCRET.

11.	Economic Dependency

Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon Fundrise Advisors, LLC and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

12.	Commitments and Contingencies

Reimbursable Organizational and Offering Costs

The Company has a contingent liability related to potential future reimbursements to the Manager for organizational and offering costs that were paid by the Manager on the Company’s behalf. As of June 30, 2021 and December 31, 2020, approximately $0 and $83,000 of organizational and offering costs incurred by the Manager may be subject to reimbursement by the Company in future periods, based on achieving specific performance hurdles as described in Note 2, Summary of Significant Accounting Policies – Organizational and Offering Costs.

Legal Proceedings

As of the date of the consolidated financial statements we are not currently named as a defendant in any active or pending litigation. However, it is possible that the company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

13.	Subsequent Events

In connection with the preparation of the accompanying consolidated financial statements, we have evaluated events and transactions occurring through September 24, 2021, for potential recognition or disclosure.

Offering

On September 14, 2021, the Manager closed the Offering. The Company may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A, or continue to offer its common shares pursuant to Regulation D, as determined by the Manager.

Increased Principal Balance

On July 22, 2021, we executed amendments to the Canyon and Magnolia Mezzanine Loans, increasing our total commitment to approximately $15.5 million and $11.1 million, respectively. The remaining commitment amount will be funded in draws.

Additional Draws Funded to Borrowers

As of September 24, 2021, borrowers have drawn additional funds on existing real estate debt investments in the amount of approximately $2.6 million.

Principal Repayments

As of September 24, 2021, the Company received a partial principal repayment of one preferred equity investment in the amount of $645,000.

Additional Contributions to National Lending, LLC

On July 15, 2021, the Company contributed an additional $16,000 to National Lending in accordance with the subscription agreement, for a total cumulative contribution of approximately $5.0 million, which is equivalent to approximately 7.5% ownership as of July 15, 2021.

Item 4.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation (incorporated by reference to the copy thereof submitted as Exhibit 2.1 to the Company’s DOS/A filed May 24, 2016)
2.2*	Certificate of Amendment (incorporated by reference to the copy thereof submitted as Exhibit 2.2 to the Company’s DOS/A filed May 24, 2016)
2.3*	Form of Amended and Restated Operating Agreement (incorporated by reference to the copy thereof submitted as Exhibit 2.3 to the Company’s DOS/A filed May 24, 2016)
4.1*	Form of Subscription Agreement (incorporated by reference to Appendix A of the Company’s Offering Circular on Form 1-A with the SEC on August 3, 2020)
6.1*	Form of License Agreement between Fundrise West Coast Opportunistic REIT, LLC and Fundrise, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s DOS/A filed May 24, 2016)
6.2*	Form of Shared Services Agreement between Rise Companies Corp. and Fundrise Advisors, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.3 to the Company’s DOS/A filed May 24, 2016)
6.3*	Form of Servicing Agreement between Fundrise West Coast Opportunistic REIT, LLC and Fundrise Servicing, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.4 to the Company’s DOS/A filed May 26, 2016)

*	Filed previously

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semiannual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, DC on September 24, 2021.

Fundrise West Coast Opportunistic REIT, LLC
By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

	By:	/s/ Benjamin S. Miller
		Name:	Benjamin S. Miller
		Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this Semiannual Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	September 24, 2021
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Executive Officer)

/s/ Alison A. Staloch	Chief Financial Officer of	September 24, 2021
Alison A. Staloch	Fundrise Advisors, LLC
(Principal Financial Officer and
Principal Accounting Officer)